November 21, 2025

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698)

- KraneShares InspereX Nasdaq Dynamic Buffered High Income Index ETF

Dear Ms. Brutlag:

This letter responds to your comments, discussed in our telephone conversation on August 25, 2025, regarding your review of Post-Effective Amendment No. 441 to the registration statement on Form N-1A for KraneShares Trust (the “Registrant”) on behalf of KraneShares InspereX Nasdaq Dynamic Buffered High Income Index ETF (the “Fund”), a series of the Registrant. Each of your comments is repeated below, followed by the Registrant’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement. Any changes made in response to the Staff’s comments, as set forth below, including certain other non-material clarifying and conforming changes, will be filed in a post-effective amendment to the Registration Statement.

1.	The Staff notes that comments regarding the Staff’s review of Post-Effective Amendment No. 440 to the registration statement on Form N-1A for the Registrant on behalf of KraneShares Dragon Capital Vietnam Growth Index ETF apply to this Fund, as applicable.

RESPONSE: The Registrant acknowledges the Staff’s comment.

2.	Please consider using bullet points or other formatting for the third through sixth paragraphs of the “Principal Investment Strategies” section for clarity.

RESPONSE: The Registrant has made formatting changes in the “Principal Investment Strategies” section to add bullet points and made other revisions to help with the clarity of the disclosure.

K&L Gates LLP

1601 K Street NW   Washington   DC 20006

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Securities and Exchange Commission

November 21, 2025

3.	The second paragraph of the “Principal Investment Strategies” section states the following: “The Underlying Index is designed to track the performance of a rolling Nasdaq 100 Index options collar strategy that seeks to limit losses while providing option income and a portion of the positive returns of the Nasdaq 100 Index.” The Staff notes that the Underlying Index tracks a model that seeks to limit downside protection but does not specify a particular limit or what portion of protection is being sought. Accordingly, please explain how the use of the term “buffered” in the Fund’s name is not potentially misleading.

RESPONSE: The Registrant states that the use of the term “buffered” in its name is not potentially misleading since it is coupled with the term “dynamic.” The Registrant believes that the term “dynamic buffered” makes it clear that there is no particular amount of protection being sought by the Fund but that the buffer is dynamic since it depends on market conditions (i.e., the cost of the options positions). In addition, the Registrant notes there is another fund with the same terms in its name that has operated since 2024 – the Fidelity Dynamic Buffered Equity ETF. The Registrant notes that, while this other fund is actively managed, it also uses an option collar strategy, which does not provide a particular amount of protection, similar to the one modeled by the Fund’s Underlying Index.

4.	In the third paragraph of the “Principal Investment Strategies” section, please explain what it means to roll a put option and explain the reasons why the Underlying Index would do so (e.g., avoiding assignment, extending duration).

RESPONSE: The Registrant has added the following to the “Principal Investment Strategies” section:

Rolling a put option is the simultaneous closing of an existing put option and opening of a new one to adjust the expiration date and/or strike price.

5.	The second and third sentences of the third paragraph of the “Principal Investment Strategies” section state that: “The Underlying Index purchases put options…” and “The Underlying Index sells a series of short-dated call options…” Since the Underlying Index does not buy or sell constituent instruments, please revise the disclosure to clarify that the Underlying Index models a strategy that takes these actions, if true.

RESPONSE: The Registrant has revised the disclosure describing the Underlying Index to clarify that the Underlying Index models a strategy that takes these actions.

6.	The fourth paragraph of the “Principal Investment Strategies” section states that the Fund utilizes total return swaps. Please consider adding disclosure that explains what a total return swap is and how it will help the Fund achieve its investment objective.

RESPONSE: The Registrant has replaced the fourth paragraph of the “Principal Investment Strategies” section with the following paragraph:

The Fund may invest directly in any component of the Nasdaq-100 Index® or may invest in an exchange-traded fund (“ETF”) that seeks to track the Nasdaq-100 Index®. The Fund utilizes total return swaps to gain exposure to the short call options and the short futures positions in the Underlying Index. However, the Fund may invest directly in any component of the Underlying Index or obtain some or all of the exposures through investments in equity securities or derivative instruments, including swaps, futures, forwards, notes or options. In addition, the Fund may obtain exposures or invest in positions with different terms than the Underlying Index and may weight positions differently than the Underlying Index.

Securities and Exchange Commission

November 21, 2025

The Registrant has also added the following to the “Principal Investment Strategies” section:

A total return swap will exchange a floating interest rate for the total return of a reference instrument.

7.	Please disclose the methodology used by the Underlying Index for weighting constituent instruments (e.g., modified market capitalization).

RESPONSE: No change was made with respect to this comment since the Underlying Index dynamically adjusts its options exposures to implement its enhanced options collar strategy. Accordingly, constituent instruments are not weighted using a static methodology such as the modified market capitalization methodology.

8.	The Staff notes that, “The Fund may invest up to 20% of its assets in instruments that are not included in the Underlying Index,” which may include “other investment companies (including ETFs).” In the “Principal Risks” section, please consider, if applicable, adding disclosure regarding any risks associated with investments in other investment companies.

RESPONSE: The Registrant has added risk disclosure related to investments in other investment companies in the “Principal Risks” section.

9.	Pursuant to Item 9(a), (b)(1) and the related instructions of Form N-1A, please disclose the Fund’s investment objective and describe how the Fund intends to achieve its investment objective (i.e., describe the Fund’s principal investment strategies, including the types of securities in which the Fund may invest).

RESPONSE: No change was made with respect to this comment. The Registrant reviewed the requirements of Item 9(a) and (b)(1) and believes that the structure of the prospectus complies with the requirements of Item 9(a) and (b)(1). Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9(a) and (b)(1).

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Securities and Exchange Commission

November 21, 2025

If you have any additional questions regarding the enclosed information, please contact me at (202) 778-9473 or Stacy Fuller at (202) 778-9475.

Regards,

/s/ Franklin Na
Franklin Na

cc:	Jonathan Krane

Odette Gafner

James Maund

Jonathan Shelon

Luke Oliver

Krane Funds Advisors, LLC

Stacy Fuller

K&L Gates LLP